July 26, 2021	Fidelity/Crime Division
31 St James Ave, Ste 830
Mark Liftman	Boston, MA 02116
Theodore Liftman Insurance Inc	www.CrimeInsurance.com
101 Federal Street
7401 22nd Floor
Boston, MA 02110-1827

Re:	Integrity Viking Funds
Financial Institution – Investment Company Bond Binder & Invoice Letter

Dear Mark,

We are pleased to offer the following crime insurance quotation based upon your submission.

FINANCIAL INSTITUTION – INVESTMENT COMPANY BOND

NAMED INSURED:	Integrity Viking Funds

ADDRESS:	1 Main Street North, P.O. Box 500 Minot, ND 58702

BOND NUMBER:	F5 524-51-21-18-00

EFFECTIVE DATES:	12:01 A.M. on October 3, 2021 to 12:01 A.M. on October 3, 2022

ISSUING COMPANY:	Great American Insurance Company A.M. Best Rated “A+” (Superior) Class XV as of August 17, 2018 Standard & Poor’s Rated “A+” (Strong) as of March 14, 2019 Admitted in all 50 States & Canada

POLICY FORM:	Standard Great American Investment Company Bond (Ed. 11/16) Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
A – Fidelity	$1,500,000	$ 0
B – On Premises	$1,500,000	$50,000
C – In Transit	$1,500,000	$50,000
D – Forgery or Alteration	$1,500,000	$50,000
E – Securities	$1,500,000	$50,000
F – Counterfeit Currency	$1,500,000	$50,000
G – Stop Payment	$100,000	$5,000
H – Uncollectable Items of Deposit	$100,000	$5,000
I – Audit Expense	$100,000	$5,000
J – Telefacsimile Transmissions	$1,500,000	$50,000
K – Unauthorized Signatures	$100,000	$5,000
INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
L – Computer Systems	$1,500,000	$50,000
TOTAL PREMIUM:	$4,200

FORMS:
SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM683	Important Notice Fidelity Crime Division Claims
3	FI7510	Investment Company Bond Dec Page
4	FI17511	Investment Company Bond Insuring Agreements
5	FI8801	Forms and Riders Schedule
6	SRF9808	Rider – ERISA Rider
7	SRF9808	Rider – 90 Day FINRA Cancellation
8	FI7343	Joint Insured List
9	FI7506	Insuring Agreement (L) Computer Systems
10	FI7508	Newly Established Funds
11	FI7340	Economic And Trade Sanctions Clause
12	FI7341	In-Witness Clause

SUBJECTIVITIES:

No subjectivities are required. File is current.

This quotation will remain in effect for 30 days.

Please feel free to contact me with any questions or concerns.

Best Regards,

Alec Rivera

Financial Products Underwriter

ajrivera@GAIG.COM

Attachments

The foregoing binder for coverage is issued under the condition that there has been no material change in the risk the Company has assumed in issuing the bonder. The Insured shall promptly provide to the Company any information of which the Insured becomes aware of that has not previously been disclosed to the Company, and which relates to any proposed Insured’s claim history or risk exposure, or which could change the Company’s underwriting evaluation of the Insured. In the event that the Insured should fail to disclose this information to the Company prior to the inception date of the Policy, the Company, at its sole discretion, shall have the right to rescind the Policy upon learning of this information.